FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 August 2013

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2013
SCRIP DIVIDEND ALTERNATIVE

On 5 August 2013, the Directors of HSBC Holdings plc declared a second interim dividend for 2013 of US$0.10 per ordinary share payable on 9 October 2013 to holders of record on 22 August 2013 on the Hong Kong Overseas Branch Register and 23 August 2013 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$10.6401 for each new share

The 'Market Value' is the United States dollar equivalent of £6.8646 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 21 August 2013.

Dividends payable in cash in sterling or Hong Kong dollars on 9 October 2013 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 30 September 2013. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 5 September 2013 and elections must be received by the Registrars by 26 September 2013.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Media enquiries to Patrick Humphris on +44 (0)20 7992 1631 or at patrick.humphris@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 29 August 2013